SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Joint Stock Company Kaspi.kz

(Name of Issuer)

Common shares, no par value
American depositary shares, each representing one common share, no par value

(Title of Class of Securities)

48581R205**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number applies to the American depositary shares. No CUSIP number has been assigned to the common shares.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Asia Equity Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 16,804,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 16,804,288
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,804,288
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.84%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Company)

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on October 29, 2024.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Baring Fintech Nexus Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 16,804,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 29,061,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,061,593
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.29%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Non-cellular Company)

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Baring Fintech Private Equity Fund III L.P.1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 16,804,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 29,061,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,061,593
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.29%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Baring Fintech Fund III (GP) LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 16,804,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 29,061,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,061,593
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.29%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Baring Fintech Fund III Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 16,804,288
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 29,061,593
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,061,593
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 15.29%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Non-cellular Company)

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

Schedule 13G

CUSIP No. 48581R205

Item 1.

(a)	Name of Issuer:

Joint Stock Company Kaspi.kz (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan.

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Reporting Persons”):

Asia Equity Partners Limited (“AEPL”)
Baring Fintech Nexus Limited (“BFNL”)
Baring Fintech Private Equity Fund III L.P.1 (“BF Fund III L.P.1”)
Baring Fintech Fund III (GP) LP (“BF Fund III (GP) LP”)
Baring Fintech Fund III Managers Limited (“BF Fund III ML”)

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of AEPL is 32 Kritis Street, Papachristoforou Building, 4th Floor, 3087 Limassol, Cyprus. The principal business office of each of BFNL, BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

(c)	Citizenship:

AEPL is a limited company organized under the laws of Cyprus. BFNL and BF Fund III ML are non-cellular companies organized under the laws of Guernsey. BF Fund III L.P.1 and BF Fund III (GP) LP are partnerships organized under the laws of Guernsey.

(d)	Title of Class of Securities:

American depositary shares, no par value, each representing one common share of the Issuer, no par value (“ADSs”).

(e)	CUSIP No.:

48581R205

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

16,804,288 ADSs are owned directly by AEPL and may be deemed to be beneficially owned by BFNL, BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML because (i) BFNL is the controlling shareholder of AEPL, (ii) BF Fund III L.P.1 is the controlling shareholder of BFNL, (iii) BF Fund III (GP) LP is the general partner of BF Fund III L.P.1 and (iv) BF Fund III ML is the general partner of BF Fund III (GP) LP. Voting and investment control over the ADSs held by AEPL is exercised by the board of directors of AEPL, which is comprised of Holly Nielsen, Marina Ushakova and Stathia Dimofanous. Each member of the board of directors of AEPL disclaims beneficial ownership of the ADSs held by AEPL. Each of the Reporting Persons (other than AEPL) and each of their affiliated entities and the officers, partners, members and managers thereof disclaims beneficial ownership of the ADSs held by AEPL.

12,257,305 ADSs are held under the participation deed between Mr. Vyacheslav Kim and BFNL dated June 25, 2019 (the “Participation Deed”), whereby Mr. Vyacheslav Kim is the shareholder of record and exercises the voting rights relating to the ADSs, while BFNL has all economic rights relating to the ADSs, including the right to dividend distributions and to transfer or dispose of the ADSs. Such ADSs may be deemed to be beneficially owned by BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML because (i) BF Fund III L.P.1 is the controlling shareholder of BFNL, (ii) BF Fund III (GP) LP is the general partner of BF Fund III L.P.1 and (iii) BF Fund III ML is the general partner of BF Fund III (GP) LP. Investment control over the ADSs held by Mr. Vyacheslav Kim under the Participation Deed is exercised by the board of directors of BFNL, which is comprised of Julian Timms, Gillian Newton and Galia Meier. Each member of the board of directors of BFNL disclaims beneficial ownership of the ADSs held by Mr. Vyacheslav Kim under the Participation Deed.

By virtue of the Participation Deed and the obligations and rights thereunder, BFNL, BF Fund III L.P.1, BF Fund III (GP) LP, BF Fund III ML and Mr. Vyacheslav Kim may be deemed to constitute a “group” for purposes of Section 13(d) of the Act solely in respect of the ADSs subject to the Participation Deed. Such a “group” would be deemed to beneficially own 12,257,305 ADSs, which represents 6.45% of the outstanding common shares, based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024. Each of the Reporting Persons (other than BFNL) and each of their affiliated entities and the officers, partners, members and managers thereof disclaims beneficial ownership of the ADSs held by Mr. Vyacheslav Kim under the Participation Deed.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

ASIA EQUITY PARTNERS LIMITED	/s/ Stathia Dimofanous
	Name:	Stathia Dimofanous
	Title:	Director

BARING FINTECH NEXUS LIMITED	/s/ Julian Timms
	Name:	Julian Timms
	Title:	Director

BARING FINTECH PRIVATE EQUITY FUND III L.P.1	/s/ Julian Timms
	Name:	Julian Timms
	Title:	Director, Baring Fintech Fund III Managers Limited

On behalf of Baring Fintech Fund III Managers Limited acting as general partner of Baring Fintech Fund III (GP) LP acting as general partner to Baring Fintech Private Equity Fund III L.P.1

BARING FINTECH FUND III (GP) LP	/s/ Julian Timms
	Name:	Julian Timms
	Title:	Director, Baring Fintech Fund III Managers Limited

On behalf of Baring Fintech Fund III Managers Limited acting as general partner of Baring Fintech Fund III (GP) LP

BARING FINTECH FUND III MANAGERS LIMITED	/s/ Julian Timms
	Name:	Julian Timms
	Title:	Director